Exhibit 3.1

EXHIBIT D

FIRST AMENDMENT TO THE  BYLAWS

OF

HERBST GAMING INC.

AMENDMENT

1.                                       ARTICLE IV, SECTION 1(a)

ARTICLE IV, Section 1(a) of the Bylaws is hereby amended to read in full as follows:

“(a)                            The officers of the Corporation shall consist of the Office of the CEO, a Chief Executive Officer, a President and Chief Operating Officer, a Secretary, a Treasurer or Chief Financial Officer, and such other officers, including a Chairman of the Board of Directors and one (1) or more Vice Presidents, as the Board of Directors may from time to time deem advisable.  Any officer may be, but is not required to be, a director of the Corporation.  Any two (2) or more offices may be held by the same person.”

2.                                       ARTICLE IV, SECTION 5

The last sentence of ARTICLE IV, Section 5 is hereby deleted.